UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Internap Network Services Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

45885A102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Dorothy An
Internap Network Services Corporation
250 Williams Street
Atlanta, GA 30303
(404) 302-9700
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

________________________

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee*
Not applicable	Not applicable
__________

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

The following relates solely to preliminary communications made before the commencement of an anticipated voluntary employee stock option exchange program by Internap Network Services Corporation (“Internap”). The option exchange program is described in Internap’s Notice of Annual Meeting of Stockholders and Proxy Statement, dated April 26, 2006 (the “Proxy Statement”), which is filed as Exhibit 99.1.

Neither this information nor the Proxy Statement constitutes an offer to purchase or a solicitation of an offer to sell Internap securities. If Internap’s stockholders approve the option exchange program and Internap subsequently determines to proceed with the stock option exchange program, the tender offer will only be made through an offer to purchase and a related tender offer statement. The tender offer statement and exchange form will be mailed to all eligible employees on the commencement date of the stock option exchange program. The materials also will be available free of charge at the SEC’s website at http://www.sec.gov on and after that date. All eligible employees are advised to read these materials if and when they become available, as they will contain important information to help employees decide whether or not to participate in the Internap stock option exchange program.

Item 12.  Exhibits.

Exhibit No.	Description
99.1
Internap’s Definitive Proxy Statement for the 2006 Annual Stockholders’ Meeting (incorporated by reference to Internap’s Schedule 14A, filed with the Securities and Exchange Commission on April 26, 2006).